SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]

(Amendment No. __ )

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Metalico, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

591176102
(CUSIP Number)

Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 18 Pages)

CUSIP No. 591176102	13D	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSONS TPG Specialty Lending, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,810,146 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,810,146 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,810,146 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.1% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) CO
*	The calculation of the foregoing percentage is based on 62,133,129 shares of Common Stock (as defined herein) outstanding, which is the sum of (i) 58,322,983 shares of Common Stock outstanding as of November 7, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2014, and (ii) 3,810,146 shares of Common Stock underlying the Warrant (as described herein) (See Item 4).

CUSIP No. 591176102	13D	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,810,146 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,810,146 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,810,146 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.1% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) CO
*	The calculation of the foregoing percentage is based on 62,133,129 shares of Common Stock outstanding, which is the sum of (i) 58,322,983 shares of Common Stock outstanding as of November 7, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2014, and (ii) 3,810,146 shares of Common Stock underlying the Warrant (See Item 4).

CUSIP No. 591176102	13D	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSONS Tarrant Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,810,146 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,810,146 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,810,146 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.1% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) CO
*	The calculation of the foregoing percentage is based on 62,133,129 shares of Common Stock outstanding, which is the sum of (i) 58,322,983 shares of Common Stock outstanding as of November 7, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2014, and (ii) 3,810,146 shares of Common Stock underlying the Warrant (See Item 4).

CUSIP No. 591176102	13D	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,810,146 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,810,146 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,810,146 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.1% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN
*	The calculation of the foregoing percentage is based on 62,133,129 shares of Common Stock outstanding, which is the sum of (i) 58,322,983 shares of Common Stock outstanding as of November 7, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2014, and (ii) 3,810,146 shares of Common Stock underlying the Warrant (See Item 4).

CUSIP No. 591176102	13D	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,810,146 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,810,146 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,810,146 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.1% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN
*	The calculation of the foregoing percentage is based on 62,133,129 shares of Common Stock outstanding, which is the sum of (i) 58,322,983 shares of Common Stock outstanding as of November 7, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2014, and (ii) 3,810,146 shares of Common Stock underlying the Warrant (See Item 4).

CUSIP No. 591176102	13D	Page 7 of 18 Pages

1	NAMES OF REPORTING PERSONS Alan Waxman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,810,146 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,810,146 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,810,146 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.1% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN
*	The calculation of the foregoing percentage is based on 62,133,129 shares of Common Stock outstanding, which is the sum of (i) 58,322,983 shares of Common Stock outstanding as of November 7, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2014, and (ii) 3,810,146 shares of Common Stock underlying the Warrant (See Item 4).

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”) of Metalico, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 186 North Avenue, East Cranford, New Jersey 07016.

Item 2. Identity and Background

This Schedule 13D is being filed jointly on behalf of the following persons (each a “Reporting Person,” and, collectively, the “Reporting Persons”): TPG Specialty Lending, Inc., (“TSL”), TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), Tarrant Capital Advisors, Inc., a Delaware corporation (“Tarrant Capital”), David Bonderman, James G. Coulter and Alan Waxman. The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

TSL may directly acquire 3,810,146 shares of Common Stock of the Issuer upon exercise of the Warrant, as described below in Item 4.

TSL Advisers, LLC, a Delaware limited liability company (“TSL Advisers”) acts as investment adviser and administrator to TSL, which has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended. The business and affairs of TSL Advisers are managed by its board of managers, whose sole members are Messrs. Bonderman, Coulter and Waxman.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings II, L.P., a Delaware limited partnership, which is the general partner of TPG Holdings II Sub, L.P., a Delaware limited partnership (“Holdings II Sub”), which is a member of TSL Advisers. Because of the relationship between Holdings II Sub and TSL Advisers, Group Advisors may be deemed to beneficially own the shares of Common Stock that may be acquired upon exercise of the Warrant by TSL.

Tarrant Capital is the sole stockholder of Tarrant Advisors, Inc., a Texas corporation (“Tarrant”), which is the general partner of TSL Equity Partners, L.P., a Delaware limited partnership (“Equity Partners”), which is a member of TSL Advisers. Because of the relationship between Equity Partners and TSL Advisers, Tarrant Capital may be deemed to beneficially own the shares of Common Stock that may be acquired upon exercise of the Warrant by TSL.

Messrs. Bonderman and Coulter are officers and sole stockholders of each of Tarrant Capital and Group Advisors. Because of the relationship of Messrs. Bonderman and Coulter to Tarrant Capital and Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the shares of Common Stock that may be acquired upon exercise of the Warrant by TSL. Messrs. Bonderman and Coulter disclaim beneficial ownership of the shares of Common Stock that may be acquired upon exercise of the Warrant by TSL except to the extent of their pecuniary interest therein. Because Mr. Waxman is a member of the board of managers of TSL Advisers, he may be deemed to beneficially own the shares of Common Stock that may be acquired upon exercise of the Warrant by TSL. Mr. Waxman disclaims beneficial ownership of the shares of Common Stock that may be acquired upon exercise of the Warrant by TSL except to the extent of his pecuniary interest therein.

The principal business of Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities (including TSL Advisers) engaged in making or recommending investments in securities of public and private companies. The principal business of Tarrant Capital is serving as the sole ultimate general partner, managing member or similar entity of related entities (including Equity Partners) engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of David Bonderman is President of Group Advisors and Tarrant Capital and officer, director or manager of other affiliated entities.

The present principal occupation of James G. Coulter is Senior Vice President of Group Advisors, Executive Vice President of Tarrant Capital and officer, director or manager of other affiliated entities.

Page 8 of 18 Pages

The present principal occupation of Alan Waxman is manager of TSL Advisers, Vice President of TSL and officer, director or manager of other affiliated entities.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of TSL is listed on Schedule I hereto.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Group Advisors is listed on Schedule II hereto.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Tarrant Capital is listed on Schedule III hereto.

Each of Messrs. Bonderman, Coulter and Waxman and the individuals referred to on Schedule I, Schedule II and Schedule III hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the past five years, none of the Reporting Persons (or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I, Schedule II and Schedule III hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction

Financing Agreement Amendment

On October 21, 2014, the Issuer, TSL and certain other parties thereto, entered into the Second Amendment (the “Financing Agreement Amendment”) to the Financing Agreement of November 21, 2013 (the “Original Financing Agreement”). The Financing Agreement Amendment modifies the Original Financing Agreement to increase certain interest rates and fees, modify a financial covenant, consent to the restructuring of the Issuer’s 7% senior subordinated unsecured convertible notes due April 30, 2028 and waive certain defaults. Pursuant to the Financing Agreement Amendment, TSL is entitled to an additional fee of $3,500,000 that is payable (i) in cash upon the maturity of the outstanding term loans and/or (ii) at TSL’s option, but without duplication, in shares of Common Stock pursuant to the Warrant.

Subscription Agreement

On October 21, 2014, in connection with and in consideration of TSL’s entry into the Financing Agreement Amendment, TSL entered into a Subscription Agreement with the Issuer (the “Subscription Agreement”) pursuant to which TSL was issued a warrant (the “Warrant”) providing the right to acquire up to 3,810,146 shares of Common Stock.

The issuance of certain of the shares of Common Stock underlying the Warrant may be contingent upon stockholder approval. As set forth in the Subscription Agreement, the Issuer shall call a stockholder meeting no later than 75 days from the date of such agreement to solicit each stockholder’s affirmative vote for approval of resolutions providing for the issuance of all of the shares of Common Stock issuable upon exercise of the Warrant and the other shares of Common Stock issuable to the holders of the Company’s outstanding convertible notes (collectively, the “Stockholder Approval”). The Issuer must, among other things, use its reasonable best efforts to solicit Stockholder Approval and to cause its board of directors to recommend that holders of Common Stock approve such resolutions. So long as TSL owns the Warrant, the Issuer agreed to take all action necessary to at all times have authorized, and reserved for the purpose of issuance, no less than 110% of the number of shares of Common Stock issuable upon exercise of the Warrant then outstanding based on the then applicable exercise price.

Page 9 of 18 Pages

Description of the Warrant

Pursuant to the Subscription Agreement, the Issuer issued to TSL the Warrant which, will be exercisable as of January 4, 2015, or upon receipt of Stockholder Approval if earlier, to acquire shares of Common Stock.

Exercise of Warrant. The Warrant entitles TSL to, upon exercise of such Warrant in the manner described below, acquire a total of up to 3,810,146 shares of Common Stock, subject to certain anti-dilution and other, similar adjustments. After the receipt of the Shareholder Approval, the Warrant will become exercisable at any time, in whole or in part, until October 21, 2024.

Exercise Price of the Warrant. The exercise price of the Warrant is $0.9186 per share (the “Exercise Price”) of Common Stock subject to adjustment as described below.

Cashless Exercise. The Holder may, in its sole discretion, exercise the Warrant and, in lieu of making a cash payment, elect instead to receive upon such exercise the “Net Number” of shares of Issuer Common stock as determined based upon a certain formula provided therein.

Limitation on Exercise. The Holder may not exercise any portion of the Warrant to the extent that after giving effect to such exercise, the Holder would beneficially own more than 9.99% of the number of shares of Common Stock outstanding immediately after giving effect such exercise.

Fundamental Transactions. The Issuer is restricted from participating in certain events pertaining to a change of control or liquidation of the Issuer, unless, among other things, the successor entity to such a transaction assumes all the obligations of the Issuer under the Warrant.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement (the “Registration Rights Agreement”) by and between the Issuer and TSL, dated October 21, 2014, the Issuer is required to file a registration statement to provide for the resale of the shares issued upon exercise of the Warrant.

References to and descriptions of the Financing Agreement Amendment, Subscription Agreement, Registration Rights Agreement and Warrant set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Financing Agreement Amendment, Subscription Agreement, Registration Rights Agreement and Warrant, which have been filed as Exhibits 2, 3, 4 and 5, respectively, and are incorporated herein by reference.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I, Schedule II or Schedule III hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

Page 10 of 18 Pages

Item 5. Interest in Securities of the Issuer

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated by reference in its entirety into this Item 5.

(a)-(b) The foregoing disclosure assumes that there are 62,133,129 shares of Common Stock outstanding, which is the sum of (i) 58,322,983 shares of Common Stock outstanding as of November 7, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2014, and (ii) 3,810,146 shares of Common Stock underlying the Warrant.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 3,810,146 shares of Common Stock, which constitutes approximately 6.1% of the outstanding shares of Common Stock.

(c) Except as set forth in Item 4 and this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction involving the Common Stock during the past 60 days.

(d) Other than the Reporting Persons, no other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 2, 3, 4, and 5 is hereby incorporated herein by reference.

Except as described herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities

Item 7. Material to Be Filed as Exhibits

1.	Agreement of Joint Filing, as required by Rule 13d-1(k)(1) under the Act, dated as of November 17, 2014, by and among TPG Group Holdings (SBS) Advisors, Inc., TPG Specialty Lending, Inc., Tarrant Capital Advisors, Inc., David Bonderman, James G. Coulter and Alan Waxman.
2.	Second Amendment, dated October 21, 2014, to Financing Agreement, dated as of November 21, 2013, by and among Metalico, Inc., each of its subsidiaries signatory thereto, TPG Specialty Lending, Inc. and certain other parties thereto (incorporated by reference to Exhibit 10.11 to Metalico, Inc.’s Current Report on Form 8-K filed October 21, 2014).
Page 11 of 18 Pages

3.	Subscription Agreement, dated as of October 21, 2014, by and between Metalico, Inc. and TPG Specialty Lending, Inc. (incorporated by reference to Exhibit 10.51 to Metalico, Inc.’s Current Report on Form 8-K filed October 21, 2014).
4.	Registration Rights Agreement, dated as of October 21, 2014, among Metalico, Inc. and TPG Specialty Lending, Inc. (incorporated by reference to Exhibit 10.52 to Metalico, Inc.’s Current Report on Form 8-K filed October 21, 2014).
5.	Warrant to Purchase Common Stock, dated as of October 21, 2014, between TPG Specialty Lending, Inc. and Metalico, Inc. (incorporated by reference to Exhibit 10.53 Metalico, Inc.’s Current Report on Form 8-K filed October 21, 2014).
Page 12 of 18 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2014

TPG Specialty Lending, Inc.

By: /s/ Jennifer Mello
Name: Jennifer Mello Title: Vice President

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

Tarrant Capital Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

Alan Waxman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of Alan Waxman (3)

Page 13 of 18 Pages

(1)	Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Securities and Exchange Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on August 14, 2013 (SEC File No.005-83906).
(2)	Ronald Cami is signing on behalf of Mr. Coulter pursuant to the authorization and designation letter dated July 1, 2013, which was previously filed with the Securities and Exchange Commission as an exhibit to a Schedule 13D filed by Mr. Coulter on August 14, 2013 (SEC File No. 005-83906).
(3)	Ronald Cami is signing on behalf of Mr. Waxman pursuant to the authorization and designation letter dated March 10, 2014, which was previously filed with the Securities and Exchange Commission as an exhibit to a Schedule 13D filed by Mr. Waxman on March 13, 2014 (SEC File No. 005-86304).
Page 14 of 18 Pages

Schedule I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Name	Title

Joshua Easterly	Co-Chief Executive Officer
Michael Fishman	Co-Chief Executive Officer
Alan Kirshenbaum	Chief Financial Officer
Robert Ollwerther	Chief Operating Officer
Alan Waxman	Vice President
David Stiepleman	Vice President
Steven Pluss	Vice President
Jennifer Mello	Chief Compliance Officer, Vice President and Secretary

Page 15 of 18 Pages

Schedule II

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
John E. Viola	Vice President, Treasurer and Director
Ronald Cami	Vice President, Secretary and Director
David C. Reintjes	Chief Compliance Officer and Assistant Secretary
Clive D. Bode	Assistant Treasurer
Steven A. Willmann	Assistant Treasurer

Page 16 of 18 Pages

Schedule III

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
John E. Viola	Vice President, Treasurer and Director
Ronald Cami	Vice President, Secretary and Director
Avi Banyasz	Vice President
Clive D. Bode	Vice President and Assistant Treasurer
Kevin R. Burns	Vice President
Fred Cohen	Vice President
Jonathan J. Coslet	Vice President
Timothy D. Dattels	Vice President
Kelvin L. Davis	Vice President
Geoff M. Duyk	Vice President
Joshua Easterly	Vice President
James R. Gates	Vice President
Scott Gilbertson	Vice President
Alex Gleser	Vice President
Matthew Hobart	Vice President
Ransom Langford	Vice President
Michael MacDougall	Vice President
John W. Marren	Vice President
Peter McMillan	Vice President
William McGlashan	Vice President
Douglas Paolillo	Vice President
Jeffrey Smith	Vice President
Todd Sisitsky	Vice President
Bryan Taylor	Vice President
David Trujillo	Vice President
Jerome C. Vascellaro	Vice President
Alan Waxman	Vice President
Robert Weaver	Vice President
Jack C. Weingart	Vice President
Carrie A. Wheeler	Vice President
James B. Williams	Vice President
Nathan H. Wright	Vice President
David C. Reintjes	Chief Compliance Officer and Assistant Secretary
Steven A. Willmann	Assistant Treasurer
Page 17 of 18 Pages

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.	Agreement of Joint Filing, as required by Rule 13d-1(k)(1) under the Act, dated as of November 17, by and among TPG Group Holdings (SBS) Advisors, Inc., TPG Specialty Lending, Inc., Tarrant Capital Advisors, Inc., David Bonderman, James G. Coulter and Alan Waxman.
2.	Second Amendment, dated October 21, 2014, to Financing Agreement, dated as of November 21, 2013, by and among Metalico, Inc., each of its subsidiaries signatory thereto, TPG Specialty Lending, Inc. and certain other parties thereto (incorporated by reference to Exhibit 10.11 to Metalico, Inc.’s Current Report on Form 8-K filed October 21, 2014).
3.	Subscription Agreement, dated as of October 21, 2014, by and between Metalico, Inc. and TPG Specialty Lending, Inc. (incorporated by reference to Exhibit 10.51 to Metalico, Inc.’s Current Report on Form 8-K filed October 21, 2014).
4.	Registration Rights Agreement, dated as of October 21, 2014, among Metalico, Inc. and TPG Specialty Lending, Inc. (incorporated by reference to Exhibit 10.52 to Metalico, Inc.’s Current Report on Form 8-K filed October 21, 2014).
5.	Warrant to Purchase Common Stock, dated as of October 21, 2014, between TPG Specialty Lending, Inc. and Metalico, Inc. (incorporated by reference to Exhibit 10.53 Metalico, Inc.’s Current Report on Form 8-K filed October 21, 2014).

Page 18 of 18 Pages